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As filed with the U.S. Securities and Exchange Commission on July 5, 2005

Registration No. 333-4900

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

OMV AKTIENGESELLSCHAFT
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Republic of Austria
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Phone: (212) 894-8940
(Address, including zip code, and telephone number of agent for service)

With copies to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466

☒  immediately upon filing
☐  on (Date) at (Time)

        If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Share of OMV Aktiengesellschaft	N/A	N/A	N/A	N/A

(1)
Each unit represents 100 American Depositary Shares.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

        The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of ADR Filed Herewith as Prospectus
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.
2.	Title of American Depositary Receipts and identity of deposited securities		Face, top center and introductory paragraph
Terms of Deposit
	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face, upper right corner and introductory paragraph
	(ii)	The procedure for voting, if any, the deposited securities	Articles 15 and 16
	(iii)	The collection and distribution of dividends	Articles 12, 14 and 15
	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 11 and 15
	(v)	The sale or exercise of rights	Articles 13 and 14
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 7, 12, 15 and 18
	(vii)	Amendment, extension or termination of the deposit agreement	Articles 20 and 21
	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the lists of holders of Receipts	Article 11
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 6, 7 and 18
	(x)	Limitation upon the liability of the Depositary and/or the Company	Article 18
3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of Receipts		Article 7
Item 2. AVAILABLE INFORMATION
	Public reports furnished by issuer		Article 11

2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

        (a)(1)  Form of Deposit Agreement dated as of January 12, 1993 among OMV Aktiengesellschaft, Morgan Guaranty Trust Company of New York, as successor depositary (the "Depositary") to the Bank of New York, and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a)(1) to Registration Statement No. 333-4900 which is incorporated herein by reference.

        (a)(2)  Amendment No. 1 to Deposit Agreement. Previously filed as Exhibit (a)(2) to Registration Statement No. 333-4900 which is incorporated herein by reference.

        (a)(3)  Amendment No. 2 to Deposit Agreement. Filed herewith as Exhibit (a)(3) hereto.

        (b)   Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby.—None.

        (c)   Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.—None.

        (d)   Opinion of counsel to the Depositary as to the legality of the securities to be registered. Previously filed as Exhibit (d) to Registration Statement No. 333-4900 which is incorporated herein by reference.

        (e)   Certification under Rule 466.—Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

        (a)   The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

        (b)   If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 30, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary
By:	/s/ JOSEPH M. LEINHAUSER Name: Joseph M. Leinhauser Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, OMV AKTIENGESELLSCHAFT certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Vienna, Austria on June 30, 2005.

OMV AKTIENGESELLSCHAFT
By:	/s/ WOLFGANG RUTTENSTORFER Name: Wolfgang Ruttenstorfer Title: Chairman and Chief Executive Officer
By:	/s/ GERHARD ROISS Name: Gerhard Roiss Title: Deputy Chairman

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title

Name: Wolfgang Ruttenstorfer Date: June 30, 2005	Chairman of the Management Board, Chief Executive Officer
Name: Gerhard Roiss Date: June 30, 2005	Deputy Chairman of the Management Board
Name: David C. Davies Date: June 30, 2005	Member of the Management Board, Chief Financial Officer
Name: Helmut Langanger Date:	Member of the Management Board

Authorized Representative

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed on June 30, 2005 by the undersigned as the fully authorized representative of OMV Aktiengesellschaft in the United States.

Depositary Management Corporation
By:	/s/ GEORGE BOYCHUK Name: George Boychuk Title: Authorized Officer

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PART I INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURE
SIGNATURES
Authorized Representative